Consent Of Independent Auditors



The Board of Directors
Pilgrim Capital Corporation:


We consent to incorporation by reference in the Registration Statement on Form S-8 of Pilgrim Capital Corporation of our report dated October 7, 1998, except as to notes 1(b), 12 and 15 to the consolidated financial statements, which are as of November 16, 1998, relating to the consolidated balance sheets of Pilgrim America Capital Corporation (subsequently renamed Pilgrim Capital Corporation) as of September 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, and our report dated December 14, 1998 on all related schedules, which reports appear in the September 30, 1998 annual report on Form 10-K/A of Pilgrim America Capital Corporation.


                                                      /s/ KPMG LLP


Los Angeles, California
July 21, 1999